News Release

Burcon Announces Board Change and Provides Business Update

Vancouver, British Columbia, September 21, 2021 - Burcon NutraScience Corporation (TSX: BU  NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, announces that Mr. Peter H. Kappel has been appointed as chairman of Burcon's board of directors, succeeding Dr. D. Lorne Tyrrell.  Burcon is also pleased to provide an update on its operations.

Dr. D. Lorne Tyrrell has chosen to step down from his role as chairman of the board of directors to focus on his work with Canada's Covid-19 Vaccine Task Force, but will continue to serve as a director.  As a recognized expert with extensive experience in vaccines, Dr. Tyrrell is a member of Canada's Covid-19 Vaccine Task Force.  Comprised of multidisciplinary experts and industry leaders in the field of vaccines, the COVID-19 Vaccine Task Force provides invaluable insight to help the Government of Canada make sound evidence-based decisions to protect the health and safety of Canadians during the pandemic.

Dr. Tyrrell served as chairman of Burcon's board of Directors since January of 2019 and has been a member of Burcon's board since 2008.  During Dr. Tyrrell's tenure as chairman, the company experienced transformational changes including the establishment of Burcon's joint venture company, Merit Functional Foods. Dr. Tyrrell has been appointed as chair of the corporate governance and nominating committee and will also serve on the audit committee in the current year.

Mr. Peter H. Kappel was appointed as a director of Burcon in January 2016.  Since his appointment, Mr. Kappel has served as a member of each of the committees of Burcon's board and chaired the compensation committee as well as the corporate governance committee.  In addition to his board duties, Mr. Kappel has worked closely with management to achieve the transformational business relationships of the past few years.  A former chartered accountant with KPMG in Vancouver and Frankfurt, he made the transition to investment banking with JP Morgan (New York/Frankfurt) after business school.  He also served in senior roles at Nomura, Dresdner Kleinwort Wasserstein, Calyon and DVB Bank in London. He holds an MBA from the Institut Européen d'Administration des Affaires ("INSEAD"), a Bachelor of Arts (Honours) degree in Economics from the University of Victoria and received his Chartered Accountant designation through the Institute of Chartered Accountants of British Columbia.

"It has been an honour to serve as Burcon's Chairman of the Board during such an exciting period of growth," said Dr. Tyrrell, adding, "I look forward to continue to serve as a Director of Burcon as the company continues to be in the right food ingredient space at the right time."

"I'm excited to take on the role of Chairman of the Board of Directors at Burcon and will seek to build on the company's strong foundations and continue on its path as a pioneer and global leader in the plant-based protein ingredient industry," said Mr. Kappel.

Business Update

Plant-based foods and beverages, in literally every category, are now at the forefront of food culture around the globe.  With the introduction of plant-based meat alternatives and plant-based dairy alternatives to quick service restaurant menus and mass-market retailers, vegetarian and vegan foods and beverages - traditionally the purview of natural product retailers - are now generally available for mainstream shoppers.  As a result, food and beverage producers are searching for innovative plant-based ingredients to support consumer demand. Burcon's plant-based proteins, which are better-for-you and better-for-the-planet, fit perfectly with what today's consumer product companies are seeking.

Burcon's joint venture company, Merit Functional Foods, is successfully ramping up production volumes and sales at its new state-of-the-art plant protein production facility in Winnipeg, Manitoba.  Merit's first of its kind facility, capable of producing high purity pea and canola proteins, using Burcon's technology, is close to operating on a 24/7 schedule and is on track to meet optimization targets.  The highly differentiated Peazazz® and Peazac® pea proteins and the Puratein® line of canola proteins, which are being produced at Merit's facility, are ideal for use as ingredients in innovative plant-based food and beverage applications.  Consumer products using Merit's best-in-class pea and canola proteins are already appearing on store shelves and being enjoyed by consumers.

"We are pleased with Merit's recent production advancements and excited to know Merit is fulfilling more and more customer orders by the month," said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "We look forward to seeing additional food and beverage products formulated with Merit's best-in-class proteins hitting store shelves in the near future."

On top of the positive momentum at Merit, Burcon continues to advance additional plant-based protein opportunities, arising from research and development work at its Winnipeg Technical Center.  Burcon is in discussions with several potential partners to bring to market a number of alternative plant-based protein ingredients, which we believe could be further disruptive to the existing industry.  Discussions are progressing and we are encouraged by the fact that our counterparts share our vision, which is that, Burcon's best-in-class proteins have the opportunity to establish themselves as premium products in the rapidly expanding plant-based food and beverage industry and alternative protein market.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of clean-label, plant-based proteins for foods and beverages. With over 290 issued patents and 200 additional patent applications developed over a span of more than 20 years, Burcon has grown an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has built a state-of-the-art protein production facility in Manitoba, Canada to produce, under licence, Burcon's novel pea and canola protein ingredients. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM